UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ViewRay, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37725	42-1777485
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

2 Thermo Fisher Way

Oakwood Village, OH 44146

(Address of principal executive offices) (Zip Code)

Robert McCormack

Senior Vice President, General Counsel and Corporate Secretary

(844) 674-3426

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[x]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2018 to December 31, 2018.

SECTION 1 - CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

ViewRay, Inc., (“ViewRay” or the “Company”), is presenting this Specialized Disclosure Report on Form SD, or (“Form SD”), for the year ended December 31, 2018 in compliance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

ViewRay has evaluated its current product lines and determined in good faith that certain products it manufactures or contracts to manufacture contain “Conflict Minerals” (as defined in Section 1, Item 1.01(d)(3) of Form SD) that are necessary to the functionality or production of such products. ViewRay has conducted a reasonable country of origin inquiry for Conflict Minerals used in its products.  At present, the Company is unable to determine whether Conflict Minerals contained in its products have their origins in the Democratic Republic of the Congo or an adjoining country or if those Conflict Minerals are from recycled or scrap sources (as defined in Section 1, Item 1.01(d)(6) of Form SD).

ViewRay has performed due diligence measures on the source and chain of custody of the necessary Conflict Minerals in its products, as described in the Conflict Minerals Report.

Conflict Minerals Disclosure

This Form SD and the associated Conflict Minerals Report provided as Exhibit 1.01 hereto are publicly available on the Company’s internet website at the following link: http://phx.corporate-ir.net/phoenix.zhtml?c=253882&p=irol-sec.

Item 1.02 - Exhibits

The Conflict Minerals Report required by Item 1.01 is attached as Exhibit 1.01 to this Form SD.

SECTION 2 - EXHIBITS

Item 2.01 - Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ViewRay, Inc.
By: /s/ Robert McCormack Robert McCormack Senior Vice President, General Counsel and Corporate Secretary	Date: May 31, 2019